Exhibit 99.1

Nano Dimension and FATHOM Agree to Collaborate

on Introduction of Nano Dimension's 3D Printer

NESS ZIONA, Israel—March 22, 2016—Nano Dimension Ltd., a leader in the area of 3D Printed Electronics, (NASDAQ, TASE: NNDM), announced today that it has signed an agreement to collaborate with FATHOM, an industry-leading advanced manufacturer, distributer and service provider with expertise in 3D printing, to introduce the DragonFly 2020 3D Printer to the Silicon Valley and the greater West Coast area.

“FATHOM has an excellent reputation and the results back it up,” said Simon Fried, Chief Business Officer, Nano Dimension. “We are thrilled to be working with such a professional and successful team.”

FATHOM is one of the best performing 3D printing services companies in the USA. In 2015, FATHOM was ranked on the annual Inc. 500|5000 list of fastest growing private companies in the United States for the third year in a row and on the list of the Initiative for a Competitive Inner City’s 100 fastest-growing inner city companies in America, published in FORTUNE Magazine, for the second time.

“FATHOM is very excited to work with the Nano Dimension team because both companies share the same vision of changing the way products are designed and manufactured,” said Michelle Mihevc, FATHOM Principal and Co-Founder. “Nano Dimension is leading the way in the 3D printed electronics space and we are honored to work with them on their new product introduction for the United States.”

Mihevc and her partner Rich Stump started FATHOM in 2008. Today, FATHOM’s end-to-end advanced manufacturing services focused on accelerated product development help companies go from concept to prototype to manufacturing in a way that wasn’t previously possible. Together, FATHOM and Nano Dimension will speed up electronics prototyping in the product development process.

“FATHOM will help bring us even closer to our key customers because it is well known as one of the most creative and best performing 3D printing services companies in the country,” said Fried. “With headquarters in San Francisco, close to the heart of the country's electronics industry, FATHOM is well positioned to promote and service such an innovative 3D inkjet system.”

About FATHOM

FATHOM is driven by advanced technologies that enhance and accelerate product development processes. The team is uniquely blending additive technologies and materials with proven manufacturing methods to bring companies from concept to prototype to manufacturing in a way that wasn’t previously possible.

FATHOM’s services include 3D printing (FDM, PolyJet, SLA, SLS, and DMLS), CNC machining, urethane casting, rapid tooling, 3D printed tooling, injection molding, modeling finishing, and contract R&D. FATHOM is an authorized partner of Stratasys 3D printing systems and additive manufacturing equipment.

About Nano Dimension

Nano Dimension Ltd. (NASDAQ, TASE: NNDM), founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer in development, dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks. Nano Dimension trades on the NASDAQ and TASE under the symbol NNDM. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss the collaboration with Fathom and how such collaboration will speed up electronics prototyping in the product development process and bring us closer to our key customers and that Fathom is well positioned to promote and service our DragonFly 2020 3D printer. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 8, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com